# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Beasley Broadcast Group Inc., CIK 0001099160
CUSIP: 074014200
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3033 Riviera Drive, Suite 200, Naples, Florida (FL), 34103
Date of event which requires filing of this statement: 12/10/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-006460
Filed by CIK 0001421306

## Reporting persons
- BRIGADE CAPITAL MANAGEMENT, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,404; sole dispositive power 0; shared dispositive power 2,404; aggregate amount beneficially owned 2,404 (0.2% of the class)
- BRIGADE CAPITAL MANAGEMENT GP, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,404; sole dispositive power 0; shared dispositive power 2,404; aggregate amount beneficially owned 2,404 (0.2% of the class)
- DONALD E. MORGAN III: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,404; sole dispositive power 0; shared dispositive power 2,404; aggregate amount beneficially owned 2,404 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Beasley Broadcast Group Inc.
Address of issuer's principal executive offices: 3033 Riviera Drive, Suite 200, Naples, FL, 34103

## Item 2. Person Filing
Name of person filing:
Brigade Capital Management, LP
Brigade Capital Management GP, LLC
Donald E. Morgan III
Address of principal business office or, if none, residence:
Brigade Capital Management, LP
399 Park Avenue, 16th Floor, New York, NY, 10022

Brigade Capital Management GP, LLC
399 Park Avenue, 16th Floor, New York, NY, 10022

Donald E. Morgan III
399 Park Avenue, 16th Floor, New York, NY, 10022
Citizenship:
Brigade Capital Management, LP - Delaware
Brigade Capital Management GP, LLC - Delaware
Donald E. Morgan III - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Brigade Capital Management, LP - 2,404
Brigade Capital Management GP, LLC - 2,404
Donald E. Morgan III - 2,404
Percent of class:
Brigade Capital Management, LP - 0.2%
Brigade Capital Management GP, LLC - 0.2%
Donald E. Morgan III - 0.2%
Sole power to vote or to direct the vote:
Brigade Capital Management, LP - 0
Brigade Capital Management GP, LLC - 0
Donald E. Morgan III - 0
Shared power to vote or to direct the vote:
Brigade Capital Management, LP - 2,404
Brigade Capital Management GP, LLC - 2,404
Donald E. Morgan III - 2,404
Sole power to dispose or to direct the disposition:
Brigade Capital Management, LP - 0
Brigade Capital Management GP, LLC - 0
Donald E. Morgan III - 0
Shared power to dispose or to direct the disposition:
Brigade Capital Management, LP - 2,404
Brigade Capital Management GP, LLC - 2,404
Donald E. Morgan III - 2,404

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Brigade Capital Management, LP. None of those advisory clients may be deemed to beneficially own more than 5% of the Class A Common Stock, $0.001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- BRIGADE CAPITAL MANAGEMENT, LP: By: /s/ Donald E. Morgan, III, Donald E. Morgan, III, Managing Member of its General Partner (12/12/2025)
- BRIGADE CAPITAL MANAGEMENT GP, LLC: By: /s/ Donald E. Morgan, III, Donald E. Morgan, III, Managing Member (12/12/2025)
- DONALD E. MORGAN III: By: /s/ Donald E. Morgan III, Donald E. Morgan III (12/12/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.